Via Facsimile and U.S. Mail
Mail Stop 4720

April 23, 2010

Mr. Yan-Qing Liu
Chairman, Chief Executive Officer and President
China Sky One Medical, Inc.
Room 1706, Di Wang Building, No. 30 Gan Shui Road,
Nangang District, Harbin
People's Republic of China 150001

Re: **China Sky One Medical, Inc.**
       Form 10-K for the Period Ended December 31, 2008
       Filed April 15, 2009
       File No. 001-34080

Dear Mr. Liu:

       We have reviewed your March 8, 2010 and April 2, 2010 responses to our February 17, 2010 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing. In our comments, we have referred to your December 31, 2009 Form 10-K solely to determine your compliance with our outstanding comments and have not otherwise reviewed that filing.

Form 10-K for the Period Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results

Results Of Operations
For the year ended December 31, 2008 as compared to December 31, 2007
Operating Expenses, page 45

    1. Refer to your response to comment two.

          •   Revise to provide a discussion explaining the amount and nature of each significant factor contributing to the fluctuation in research and development expense that links to the information in the tables on pages 40 and 41 of your Form 10-K for the period ended December 31, 2009.

- Confirm to us that you will include in future quarterly reports disclosure that a) discusses the extent to which you maintain or do not maintain cost information by project on a quarterly basis and b) quantifies and explains each significant factor contributing to the fluctuation in research and development expense.

Liquidity and Capital Resources, page 45

2. Refer to your response to comment seven. Please revise page 43 of your Form 10-K for the period ended December 31, 2009 to disclose, for each quarter of each year presented, the reason for the change in the collection rate as compared to the preceding quarter.

Notes to Consolidated Financial Statements
8. Outstanding Warrants and Options, page F-19

3. Refer to your response to comment five dated April 2, 2010. In your November 6, 2009 response to comment 16 of our September 18, 2009 comment letter, you indicate that the exercise price of your warrants is subject to a weighted-average ratchet down round provision that is intended to compensate warrant holders only for the dilution suffered. Clarify this statement by telling us whether the mechanics of this provision is designed to adjust the warrants' exercise price only for the dilutive effect of an equity issuance at below its then-current market price, akin to the scenario provided in Example 17 at FASB ASC 815-40-55-42 and -43. Note that the exercise price is not adjusted for the effect of the market price fluctuations (i.e. the difference between the exercise price and the then-current market price) in this scenario. If the above statement is correct, revise your disclosure to clarify why your adjustment feature is indexed to your stock and therefore why equity classification is appropriate.

If your situation is not akin to example 17, confirm that the mechanics of this provision is designed to adjust for the dilutive effect between the warrant's exercise price and the lower equity issuance price, regardless of the issuance price's relationship to the then-current market price, akin to the scenario provided in Example 9 at FASB ASC 815-40-55-33 and -34, and address the following:
   a. While we recognize that the Black-Scholes model does not take into account the warrants' down-round protection, it appears to us that the price adjustment feature would add value to the warrant. Explain to us why you apply the probability of triggering the down-round protection to the Black-Scholes estimate and why you appear to value these warrants with the down-round protection lower than those warrants without the similar protection. Note that the guidance requires you to recognize

derivatives at their fair values, rather than at a value adjusted by the probability of an actual payout.

b. Please explain to us why you use the Black-Scholes option pricing model, instead of a binomial or lattice pricing model to value your warrants. It appears that binomial or lattice models are better suited to handle the potential changes to your warrant exercise price.

c. If after considering the above, the value of the warrants changes, and you continue to believe that reclassification of the warrants to liabilities in each quarter during 2009 is not material, please provide us an updated analysis supporting this belief.

d. Represent to us that you will reclassify the warrants to liabilities beginning January 1, 2010, or explain to us why this treatment is not necessary.

13. Income Taxes, page F-22

4. Refer to our previous comment six. Please tell us where you have provided the following information in your Form 10-K for the period ended December 31, 2009 or revise to include the following information:
   a. Reasons why you were assessed 2% tax on revenues in Peng Lai;
   b. When the special tax rates will expire; and
   c. Reasons why the components of your deferred tax assets consist of only the U.S. NOL carry-forward and share-based compensation.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant